SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

THE ROBERT MONDAVI CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

609200100

(CUSIP Number)

Martin W. Korman, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 609200100

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) R. Michael Mondavi

2.	Check the Appropriate Box if A Member of A Group* (a) ☒ (b) ☐

3.	Sec Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place or Organization United States

Number of Shares	7.	Sole Voting Power 855,309[1]
Beneficially Owned by	8.	Shared Voting Power 5,172,745[2]
Each Reporting	9.	Sole Dispositive Power 855,309[1]
Person With	10.	Shared Dispositive Power 5,172,745[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,172,745[1,2]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 12.6% [3]

14.	Type of Reporting Person IN

     1 Includes (a) 82,300 shares of Class A Common Stock, 5,000 of which are subject to vesting restrictions and 3,450 of which are vested or will be vested within 60 days of September 10, 2004, (b) 450,742 shares of Class A Common Stock which the holder has the right to acquire upon conversion of 450,742 shares of Class B Common Stock and (c) 322,267 shares of Class A Common Stock issuable pursuant to options which may be exercised within 60 days of September 10, 2004. Excludes (i) 60,000 shares of Class B Common Stock held by irrevocable trusts for the benefit of Michael Mondavi’s children, and (ii) 364,742 shares of Class B Common Stock held by irrevocable trusts controlled by Michael Mondavi’s wife, Isabel Mondavi, and Michael Mondavi disclaims beneficial ownership of all such shares.

     2 Includes 3,638,657 shares of Class A Common Stock of the other Reporting Persons who are part of the group that filed the original Schedule 13D filed on August 30, 2004 (File No. 005-42775) which this Schedule 13 D/A amends, and 678,045 shares of Class A Common Stock which the holder has the right to acquire upon conversion of 678,045 shares of Class B Common Stock held in a trust of which the holder and his wife are co-trustees.

     3 Assumes issuance of 322,267 shares of Class A Common Stock pursuant to options currently held and exercisable by Mr. Mondavi within 60 days of September 10, 2004.

     This Amendment No. 1 on Schedule 13D/A (the “Amendment”) is being filed on behalf of R. Michael Mondavi to amend certain portions of the Schedule 13D filed on August 30, 2004 (File No. 005-42775) on behalf of Robert G. Mondavi, R. Michael Mondavi, Timothy J. Mondavi and Marcia Mondavi Borger (together, the “Reporting Persons”) with respect to the (a) shares of Class A Common Stock of Issuer (the “Class A Stock” or the “Shares”); (b) shares of Class B Common Stock of Issuer (the “Class B Stock”), which are not publicly traded but which are convertible at any time, at the option of the holder, into shares of Class A Stock; (c) options to purchase shares of Class A Stock (the “Options”) and (d) restricted stock units, which may be converted into shares of Class A Stock held by the Reporting Persons (the “Original Filing”). The Reporting Persons jointly filed the Original Filing because they are deemed to constitute a “group” within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), solely by reason of having executed the voting agreement described therein and attached thereto as an exhibit. This Amendment is being filed on behalf of R. Michael Mondavi to update portions of the Original Filing with respect to R. Michael Mondavi only, as noted in more detail below. All information in this Amendment concerning any Reporting Person is being supplied solely by such Reporting Person, and only such Reporting Person shall be deemed responsible for the accuracy of such information. Statements made herein concerning the Reporting Persons are made severally by the Reporting Persons and not jointly, and no Reporting Person shall be responsible for the accuracy of information contained herein which has been supplied by or relates to another Reporting Person.

Item 2. Identity and Background.

     The second sentence of Item 2(c) is hereby amended to read:

     “R. Michael Mondavi is a director of the Issuer.”

Item 4. Purpose of Transaction.

     Item 4 is hereby amended to add the following:

     “R. Michael Mondavi has resigned as an employee, officer and as Vice Chairman of the Issuer, effective as of September 30, 2004.”

Item 5. Interest in Securities of the Issuer.

     The third paragraph of Item 5(a) is hereby restated in its entirety as follows:

     “R. Michael Mondavi may be deemed the beneficial owner of 1,533,354 shares, constituting approximately 12.6% of the issued and outstanding shares of Class A Stock of the Issuer. This number excludes (i) 60,000 shares of Class B Common Stock held by irrevocable trusts for the benefit of Michael Mondavi’s children, and (ii) 364,742 shares of Class B Common Stock held by irrevocable trusts controlled by Michael Mondavi’s wife, Isabel Mondavi, and Michael Mondavi disclaims beneficial ownership of all such shares. The 1,533,354 shares includes (a) 82,300 shares of Class A Common Stock, 5,000 of which are subject to vesting restrictions and 3,450 of which are vested or will be vested within 60 days of September 10, 2004, (b) 1,128,787 shares of Class A Common Stock which the holder has the right to acquire upon conversion of 1,128,787 shares of Class B Common Stock, 439,742 of which are held by trusts of which Michael Mondavi is the sole trustee, 678,045 of which are held by a trust of which Michael Mondavi and his wife are co-trustees, and 11,000 of which are held by him directly, and (c) 322,267 shares of Class A Common Stock issuable pursuant to options which may be exercised within 60 days of September 10, 2004.”

     The third sentence of Item 5(b) is hereby restated as follows:

     “R. Michael Mondavi may be deemed to have sole voting and dispositive power with respect to 855,309 shares and shared voting and dispositive power with respect to (i) 678,045 shares held by a trust of which Michael Mondavi and his wife Isabel Mondavi are co-trustees, and (ii) the remaining 3,638,657 shares held by the other Reporting Persons.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended to add the following:

     “In connection with R. Michael Mondavi’s resignation, effective September 30, 2004, as an employee, officer and the Vice Chairman of the Issuer, on September 13, 2004 the Issuer sent a letter to R. Michael Mondavi outlining the agreed terms of such resignation, and on September 14, 2004, R. Michael Mondavi and the Issuer entered into a termination of employment agreement (the “Michael Mondavi Termination Agreement”). The Michael Mondavi Termination Agreement and the related letter provide, among other things, as follows:

•	Mr. Mondavi will remain a director of the Issuer subject to normal nominating and election procedures of the board of directors and will be eligible as a non-employee director for compensation for his board service in keeping with the existing plan approved by the board of directors.

•	The Issuer will continue to pay Mr. Mondavi his current compensation through his departure date in accordance with the Issuer’s established compensation arrangements, including the payment of a fiscal year 2004 life insurance payment of up to $70,000 plus an additional amount to cover associated taxes, a fiscal year 2004 cash bonus of $50,000, and vesting of 3,450 shares of restricted Class A Stock as a participant in the Issuer’s fiscal year 2004 management incentive compensation plan.

•	The Issuer will make a severance payment of $1.5 million to Mr. Mondavi in a series of payments over a period of 30 months commencing on October 28, 2004, subject to his continued compliance with the Michael Mondavi Termination Agreement, and will continue his participation in the Issuer’s health insurance plan for a period of 30 months subsequent to his employment termination, taking into account his responsibility for the employee premium.

•	Mr. Mondavi will be permitted to exercise any vested options or other stock-based awards for a period ending the later of two years after his departure or as provided in the applicable stock plan.

•	Mr. Mondavi will be permitted to select up to 50 cases of wine, limited to 10 cases per vintage, from the Issuer’s library of wines made by Robert Mondavi Winery for his private collection, subject to his continued compliance with the Michael Mondavi Termination Agreement.

•	In consideration of the above, Mr. Mondavi shall provide the Issuer with a general release of any employment-related claims he may have against the Issuer, and agree until March 31, 2005 not to solicit for employment any employee of the Issuer without the prior notice and approval, not to be unreasonably withheld, of the chief executive officer of the Issuer.

•	The Michael Mondavi Termination Agreement may be revoked by Mr. Mondavi at any time before September 22, 2004.

     References to and descriptions of the Michael Mondavi Termination Agreement and the related letter as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Michael Mondavi Termination Agreement and related letter included as Exhibit 7.”

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended to add the following:

     “Exhibit 7: Termination of Employment Agreement dated September 14, 2004 between R. Michael Mondavi and The Robert Mondavi Corporation, and related letter dated September 13, 2004.”

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2004 Date

/s/ R. Michael Mondavi Signature

R. Michael Mondavi (Name/Title)